SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice to the Market

Citibank N.A. Appointed Successor Depositary Bank for GOL Linhas Aéreas Inteligentes S.A.’s ADR Program

São Paulo, August 24, 2011 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, hereby informs its shareholders and the market that, as decided by the Board of Directors on June 27, 2011 and as approved by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) on August 18, 2011, effective as of August 24, 2011, Citibank N.A. (“Citi”), has been  appointed the successor Depositary Bank for GOL Linhas Aéreas Inteligentes S.A.’s (“GOL”) American Depositary Receipt (ADR) Program. The new deposit agreement is substantially identical to the previous deposit agreement.

Starting Today, investors may obtain information regarding ADRs, from the new depositary bank (Citi), through telephone: 1-877-CITI-ADR (1-877-248-4237) or via email: citibank@shareholders-online.com.

"GOL is pleased and confident to have selected Citi as its ADR depositary”, said Leonardo Pereira, GOL’s CFO.

“We are delighted that GOL Linhas Aéreas Inteligentes S.A. has appointed Citi as successor depositary bank for its ADR program,” said Dirk Jones, Global Head of Securities and Fund Services Client Sales Management at Citi. Leveraging Citi’s DR investor relations expertise and unmatched global equity distribution network, we look forward to working closely with GOL as they continue to expand their global profile and shareholder base worldwide.”

For more information on Citi’s Depositary Receipt Services, visit www.citi.com/dr.

About Citi

Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 160 countries and jurisdictions. Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services, and wealth management. Additional information may be found at www.citigroup.com.

Contact	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations
Leonardo Pereira – CFO
Edmar Lopes– Capital Markets Officer
Raquel Kim– Investor Relations
Gustavo Mendes– Investor Relations
Phone.: (55 11) 2128-4700

E-mail:ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter:www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail:meaghan.smith@edelman.com
or robert.corrado@edelman.com

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.